

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 22, 2007

Robert Allen
Chief Financial Officer
Ainsworth Lumber Co. Ltd.
3194 Bentall IV, P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia, Canada

> **Re:** **Ainsworth Lumber Co. Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Form 6-K Filed on November 13, 2006**
> **File No. 333-07346**

Dear Mr. Allen:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief